SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated October 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 5, 2003	By: (sd.) Fiona Nott Name: Fiona Nott Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Item 1

(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)

Media Touch Group Limited
(Incorporated in the British Virgin Islands with limited liability)

     JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED
BY
     MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING
AND RESUMPTION OF TRADING

The Scheme was approved at the Court Meeting and the Extraordinary General Meeting.

At the request of iLink, trading in the Shares was suspended with effect from 9:30 a.m. on Wednesday, October 29, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Thursday, October 30, 2003.

This announcement is made further to the joint announcement of PCCW, Media Touch and iLink dated August 20, 2003 and the document (the “Scheme Document”) dated October 6, 2003 sent by iLink to the Shareholders in relation to the Proposal. Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING
It is announced that:

(i)	at the Court Meeting held on October 29, 2003 to approve the Scheme, a total of 15 Independent Shareholders representing 861,299,610 Shares (amounting to approximately 16.4% of the issued share capital of iLink and approximately 68.2% of the Shares held by all the Independent Shareholders) were voted either in person or by proxy. 15 votes, representing 824,869,610 Shares (amounting to approximately 95.8% of the Shares voted and approximately 65.3% of the Shares held by all the Independent Shareholders), voted in favour of the Scheme and 1 vote, representing 36,430,000 Shares (amounting to approximately 4.2% of the Shares voted and approximately 2.9% of the Shares held by all the Independent Shareholders), voted against the Scheme. Accordingly, (a) the resolution to approve the Scheme was duly passed by a majority in number of the Independent

Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the Shares that were voted either in person or by proxy by the Independent Shareholders (by way of poll); and (b) the number of votes cast against the resolution at the Court Meeting was not more than 10% of all the Shares held by all of the Independent Shareholders; and

(ii)	at the Extraordinary General Meeting held on October 29, 2003, a total of 4,866,299,610 Shares (amounting to approximately 92.4% of the issued share capital of iLink) were voted either in person or by proxy. 4,829,869,610 Shares (amounting to approximately 99.3% of the Shares voted) were voted in favour of the special resolution approving and giving effect to the Scheme and 36,430,000 Shares (amounting to approximately 0.7% of the Shares voted) were voted against the special resolution approving and giving effect to the Scheme. The special resolution to approve and give effect to the Scheme was accordingly duly passed by a majority of not less than three-fourths of votes cast by the Shareholders present and voting, in person or by proxy (by way of poll), at the Extraordinary General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE SCHEME
The Scheme will become effective subject to the fulfilment or waiver (as applicable) of the conditions listed as (c) to (g) under the paragraph headed “Conditions of the Proposal” on page 30 of the Scheme Document.

EFFECTIVE DATE OF THE SCHEME
The Scheme is expected to become effective in the morning on Tuesday, December 2, 2003 (Cayman Islands time) (which will be the evening on Tuesday, December 2, 2003 (Hong Kong time)). Shareholders will be notified of the exact date on which the Scheme becomes effective by further press announcements and also by an announcement published on the GEM website. The Scheme will lapse if it does not become effective on or before February 29, 2004 (or such later date as Media Touch and iLink may agree or, to the extent applicable, as the Court may direct).

EXPECTED TIMETABLE
Shareholders should note that the expected timetable for the Proposal is as follows:

Last day of dealing in the Shares	4:00 p.m. on Wednesday, November 26

Latest time for lodging transfers of the Shares
to qualify for the entitlements under the Scheme	4:30 p.m. on Friday, November 28

Court hearing of the petition to sanction the Scheme	10:00 a.m. (Cayman Islands time)
and to confirm the Reduction of Capital	on Friday, November 28

Effective Date	Tuesday, December 2

Withdrawal of the listing of the Shares on GEM	9:30 a.m. on Wednesday, December 3

Cheques for cash entitlements under the Scheme
to be despatched on or before	Friday, December 12

APPLICATION FOR WITHDRAWAL OF LISTING
An application for withdrawal of the listing of the Shares will be made to the Stock Exchange. Subject to the approval of the Stock Exchange, it is expected that dealings in the Shares on the Stock Exchange will cease at 4:00 p.m. on Wednesday, November 26, 2003 and the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Wednesday, December 3, 2003. As mentioned above, all transfers of the Shares must be lodged with the branch share registrar of iLink in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, November 28, 2003 in order to qualify for entitlements under the Scheme.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES
At the request of iLink, trading in the Shares was suspended with effect from 9:30 a.m. on Wednesday, October 29, 2003, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Thursday, October 30, 2003.

REGISTRATION
It is proposed to close the Register immediately after 4:30 p.m. on Friday, November 28, 2003, or such other date as may be notified to Independent Shareholders by announcements on the GEM website and press announcement, in order to establish entitlements to the Cancellation Price under the Scheme. The Independent Shareholders should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. The branch share registrar of iLink in Hong Kong is Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

GENERAL
As at the Latest Practicable Date, the aggregate number of Shares held by Media Touch was 2,523,150,000 Shares representing approximately 47.9% of the total issued share capital of iLink. PCCW did not hold any Shares directly. No Shares have been acquired by Media Touch and PCCW since the Latest Practicable Date.

By Order of the board of	By Order of the board of
PCCW Limited	iLink Holdings Limited
Fiona Nott	Tam Wai Keung, Billy
Company Secretary	Director and Chief Executive Officer

By Order of the board of
Media Touch Group Limited
Yuen Tin Fan, Francis
Director

Hong Kong, October 29, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the iLink Group.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on iLink’s website at www.iLink.net.

*  for identification purpose only